Exhibit 21.1

Subsidiaries of Rapid Micro Biosystems, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Rapid Micro Biosystems Europe GmbH	Germany
Rapid Micro Biosystems Services Switzerland LLC	Switzerland